UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

FORESCOUT TECHNOLOGIES, INC.

(Name of Subject Company)

FERRARI MERGER SUB, INC.

(Offeror)

FERRARI GROUP HOLDINGS, L.P.

(Parent of Offeror)

FERRARI INTERMEDIATE, INC.

FERRARI PARENT, INC.

FERRARI GROUP HOLDINGS GP, LLC

ADVENT INTERNATIONAL

CORPORATION

(Other Persons)

(Names of Filing Persons)

Common stock, par value $0.001 per share

(Title of Class of Securities)

34553D101

(Cusip Number of Class of Securities)

James Westra

Ferrari Merger Sub, Inc.

c/o Advent International Corporation

800 Boylston Street

Boston, Massachusetts, 02199

(617) 951-9400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Amanda McGrady Morrison

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, MA 02199-3600

(617) 951-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,620,826,552	$210,384

*

Calculated solely for purposes of determining the filing fee. The calculation of the transaction value is determined by adding the sum of (i) 49,553,291 shares of common stock, par value $0.001 per share, of Forescout Technologies, Inc. (“Forescout”) (including shares of common stock subject to vested stock-based awards) multiplied by the offer price of $29.00 per share; (ii) 2,346,485 shares of common stock subject to outstanding stock options with an exercise price that is less than the offer price, multiplied by $17.08, which is the offer price of $29.00 minus the weighted average exercise price per share of such stock options of $11.92 per share; and (iii) 4,955,281 shares of common stock subject to outstanding unvested stock-based awards multiplied by the offer price of $29.00. The calculation of the filing fee is based on information provided by Forescout as of July 13, 2020.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2020, issued August 23, 2019, by multiplying the transaction value by 0.0001298.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $210,384	Filing Party: Ferrari Merger Sub, Inc.
Form or Registration No.: Schedule TO	Date Filed: July 20, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provisions(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Ferrari Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned indirect subsidiary of Ferrari Group Holdings, L.P., a Delaware limited partnership, with the U.S. Securities and Exchange Commission on July 20, 2020 (the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (“Shares”), of Forescout Technologies, Inc., a Delaware corporation, at a price of $29.00 per Share, without interest and subject to any applicable withholding taxes, net to the seller in cash, upon the terms and subject to the conditions set forth in the offer to purchase, dated July 20, 2020 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal, a copy of which is attached as Exhibit (a)(1)(B), which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase, including Schedule I thereto, is hereby incorporated by reference herein in response to Items 1 through 9 and Item 11 of the Schedule TO, and is supplemented by the information provided in this Amendment. Capitalized terms used and not otherwise defined in this Amendment have the meanings set forth in the Offer to Purchase.

Items 1 through 9 and 11.

Items 1 through 9 and 11 of the Schedule TO are hereby amended and supplemented by adding the following text:

“Final Results of the Offer

The Offer and withdrawal rights expired at the end of the day, one minute after 11:59 p.m., Eastern Time, on Friday, August 14, 2020. The Depositary has indicated that a total of 40,108,573 Shares were validly tendered and not validly withdrawn pursuant to the Offer as of the Expiration Date, representing approximately 80.6% of the outstanding Shares. In addition, Notices of Guaranteed Delivery have been delivered for 3,756,803 Shares, representing approximately 7.6% of the outstanding Shares. The number of Shares tendered (excluding Shares delivered pursuant to Notices of Guaranteed Delivery for which certificates were not yet delivered) satisfies the Minimum Condition, and all Shares that were validly tendered and not validly withdrawn pursuant to the Offer have been accepted for payment by Purchaser. Purchaser will promptly pay for all such Shares in accordance with the terms of the Offer.

Parent intends to complete its acquisition of Forescout on August 17, 2020 through the merger of Purchaser with and into Forescout in accordance with Section 251(h) of the DGCL, with Forescout surviving as a wholly-owned indirect subsidiary of Parent. Pursuant to the Amended Merger Agreement, at the Effective Time, each Share outstanding immediately prior to the Effective Time (other than Shares: (1) held by Forescout as treasury stock; (2) owned by Parent or Purchaser; (3) owned by any direct or indirect wholly-owned subsidiary of Parent or Purchaser; or (4) held by Forescout stockholders who have properly and validly exercised, and not withdrawn or otherwise lost, their appraisal rights under Section 262 of the DGCL) will be converted into the right to receive $29.00 per Share, without interest and subject to any applicable withholding taxes, net to the seller in cash (which is the same amount as the Offer Price).

A copy of the joint press release issued by Forescout and Advent International Corporation on August 17, 2020, announcing the expiration, the results and the successful completion of the Offer is attached hereto as Exhibit (a)(1)(I).”

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(1)(I) Joint Press Release issued by Forescout and Advent International Corporation on August 17, 2020.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 17, 2020

FERRARI MERGER SUB, INC.

By:	/s/ James Westra
Name:	James Westra
Title:	President and General Counsel

FERRARI GROUP HOLDINGS, L.P.

By:	Ferrari Group Holdings GP, LLC, its general partner

By:	/s/ James Westra
Name:	James Westra
Title:	President and General Counsel

FERRARI INTERMEDIATE, INC.

By:	/s/ James Westra
Name:	James Westra
Title:	President and General Counsel

FERRARI PARENT, INC.

By:	/s/ James Westra
Name:	James Westra
Title:	President and General Counsel

FERRARI GROUP HOLDINGS GP, LLC

By:	/s/ James Westra
Name:	James Westra
Title:	President and General Counsel

ADVENT INTERNATIONAL CORPORATION

By:	/s/ James Westra
Name:	James Westra
Title:	Chief Legal Officer, General Counsel, and Managing Partner

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated July 20, 2020.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Advertisement as published in The New York Times on July 20, 2020.*

(a)(1)(G)	Joint Press Release issued by Forescout and Advent International Corporation on July 15, 2020 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Purchaser with the U.S. Securities and Exchange Commission on July 15, 2020).

(a)(1)(H)	Joint Press Release issued by Forescout and Advent International Corporation on July 20, 2020.*

(a)(1)(I)	Joint Press Release issued by Forescout and Advent International Corporation on August 17, 2020.

(b)(1)	Debt Commitment Letter, dated as of July 15, 2020, from ORCA I LLC and certain of its affiliates, Owl Rock Capital Corporation, Owl Rock Capital Corporation II, Owl Rock Capital Corporation III and Owl Rock Technology Finance Corp. to Purchaser.*

(b)(2)	Amended and Restated Debt Commitment Letter, dated as of July 30, 2020, from ORCA I LLC and certain of its affiliates, Owl Rock Capital Corporation, Owl Rock Capital Corporation II, Owl Rock Capital Corporation III, Owl Rock Technology Finance Corp., Ares Capital Management LLC, TC Lending, LLC, TDL Lending, LLC, Series 14 and Northwestern Mutual Investment Management Company, LLC to Purchaser.*

(d)(1)	Amended & Restated Agreement and Plan of Merger, dated as of July 15, 2020, by and among Parent, Purchaser and Forescout (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Forescout with the U.S. Securities and Exchange Commission on July 16, 2020).

(d)(2)	Mutual Non-Disclosure and Confidentiality Agreement, dated as of November 14, 2019, by and between Forescout and Advent International Corporation.*

(d)(3)	Amended and Restated Equity Commitment Letter, dated as of July 15, 2020, from certain affiliates of Advent International Corporation to Parent.*

(d)(4)	Amended and Restated Limited Guarantee, dated as of July 15, 2020, by certain affiliates of Advent International Corporation in favor of Forescout.*

(d)(5)	Agreement and Plan of Merger, dated as of February 6, 2020, by and among Parent, Purchaser and Forescout (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Forescout with the U.S. Securities and Exchange Commission on February 7, 2020).

*	Previously filed.